Exhibit 12(b)2

ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred and preference dividend requirements for the five years ended December 31, 2010 and the year to date September 30, 2011

											Nine
											Months
											Ended
	Year ended December 31,										September 30,
		2006		2007		2008		2009		2010		2011
	-----------------------------------Thousands of Dollars----------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes		$868		$962		$1,018		$1,088		$1,204		$1,037
Distributed income of equity investees		4		1		4		0		2		6
Interest expense, net of amounts capitalized		252		274		279		298		303		224
Interest component of rental expense		45		46		44		40		23		16
AFUDC - Debt funds		8		18		20		33		14		7
Earnings as defined		$1,177		$1,301		$1,365		$1,459		$1,546		$1,290

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$229		$249		$263		$287		$287		$211
Interest on affiliated loans		16		15		11		10		7		5
Interest on interim obligations		2		2		1		0		0		0
Amort of debt disc, premium and expense, net		13		14		12		11		10		8
Other interest charges		0		12		12		23		13		7
Interest component of rental expense		45		46		44		40		23		16
Fixed charges as defined		305		338		343		371		340		247
Tax deductible preferred dividends		1		1		1		1		1		1
		306		339		344		372		341		248
Non-tax deductible preferred and preference dividends		24		35		38		38		38		29
Ratio of net income before taxes to net income	x	1.609	x	1.570	x	1.561	x	1.542	x	1.620	x	1.640
Preferred and preference dividend requirements before income taxes		38		55		60		59		62		47
Fixed charges plus preferred and preference dividend requirements		$344		$394		$404		$431		$403		$295

RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED
AND PREFERENCE DIVIDEND REQUIREMENTS		3.42		3.30		3.38		3.38		3.83		4.38